NO ACT

P.E.
08/09/2016

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

16005067

Received SEC

AUG 10 2016

Washington, DC 20549

DIVISION OF
CORPORATION FINANCE

August 10, 2016

Act: 1934
Section:
Rule: 14a-8 (OPS)
Public
Availability: 8-10-16

Meredith B. Cross
Wilmer Cutler Pickering Hale and Dorr LLP
meredith.cross@wilmerhale.com

Re: Oracle Corporation

Dear Ms. Cross:

This is in regard to your letter dated August 9, 2016 concerning the shareholder proposal submitted by Newground Social Investment on behalf of the Equality Network Foundation for inclusion in Oracle's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal and that Oracle therefore withdraws its July 5, 2016 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Evan S. Jacobson
Special Counsel

cc: Bruce T. Herbert
Newground Social Investment
team@newground.net

WilmerHale

Meredith B. Cross

+1 202 663 6644 (t)
+1 202 663 6363 (f)
meredith.cross@wilmerhale.com

August 9, 2016

Via E-mail to shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Oracle Corporation
Withdrawal of No-Action Request Dated July 5, 2016 Relating to Stockholder Proposal Submitted by the Equality Network Foundation

Ladies and Gentlemen:

We are writing on behalf of our client, Oracle Corporation (the "Company"), with regard to our letter dated July 5, 2016 (the "No-Action Request") concerning the stockholder proposal and statement in support thereof relating to "enhanced reporting metrics" (collectively, the "Proposal") submitted by the Equality Network Foundation (together with its representative, Newground Social Investment, the "Proponent") for inclusion in the proxy statement to be distributed to the Company's stockholders in connection with its 2016 Annual Meeting of Stockholders (the "Proxy Materials"). In the No-Action Request, the Company sought concurrence from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "Staff") that the Company could exclude the Proposal from the Proxy Materials pursuant to Rule 14a-8(i)(12)(iii) of the Securities Exchange Act of 1934, as amended, on the basis that the Proposal deals with substantially the same subject matter as three other proposals that have been included in the Company's proxy materials within the preceding five years, the most recent of which was voted on last year and received less than 10% of the vote in favor of such proposal.

The Proponent has withdrawn the Proposal by e-mail dated August 9, 2016 (attached as Exhibit A to this letter). In reliance on the Proponent's e-mail, the Company is withdrawing the No-Action Request.

If the Staff has any questions with respect to this matter, or requires additional information, please do not hesitate to contact me at meredith.cross@wilmerhale.com or (202) 663-6644, or Renee Strandness, Corporate Counsel, Oracle Corporation at renee.strandness@oracle.com.

Very truly yours,

Meredith B. Cross

Enclosure

cc: Bruce T. Herbert, Newground Social Investment
Dorian Daley, Executive Vice President, General Counsel and Secretary, Oracle Corporation
Brian Higgins, Vice President, Associate General Counsel and Assistant Secretary, Oracle Corporation
Lillian Brown, WilmerHale

EXHIBIT A

From: Newground Team <team@newground.net>
Sent: Tuesday, August 09, 2016 6:34 PM
To: Renee Strandness
Cc: Newground Team
Subject: Re: ORCL. Withdrawal of Shareholder Proposal at Oracle Corporation.

Importance: High

Flag Status: Flagged

By Electronic Transmission to: Renee.Strandness@oracle.com

August 9, 2016

Renee Strandness
Corporate Counsel
Oracle Legal | Corporate, Securities & Acquisitions
500 Oracle Parkway, M/S 5op7
Redwood Shores, CA 94065

Re: Withdrawal of Shareholder Proposal at Oracle Corporation

Dear Renee:

Pursuant to our agreement regarding substantive discussion on the topic of majority voting for directors, Newground Social Investment is authorized to withdraw the shareholder proposal on enhanced reporting metrics (dated May 28, 2016) which Newground submitted on behalf of the Equality Network Foundation.

Thank you, and we look forward to the dialogue in early October.

Sincerely, . . . Bruce (Herbert)

Celebrating our 23rd year : America's 1st Social Purpose Corporation *and the* Nation's 2nd investment advisor to focus exclusively on SRI/ESG* impact.

Bruce T. Herbert, AIF | Chief Executive & Accredited Investment Fiduciary
Newground Social Investment | 10033 - 12th Ave NW ° Seattle, WA 98177
www.newground.net ° team@newground.net ° (206) 522-1944

---

* SRI = Sustainable, Responsible, Impact investment
* ESG = Environment, Social, and Governance factors

From: Newground Team
Sent: Tuesday, August 9, 2016 11:28 AM

To: 'ShareholderProposals@sec.gov'; 'Renee Strandness'
Cc: 'Alan Wilson'; 'Meredith Cross'
Subject: ORCL. Withdrawal of Shareholder Proposal at Oracle Corporation.
Importance: High

Seattle | Tue 8/9/2016

By Electronic Transmission to: ShareholderProposals@sec.gov

August 9, 2016

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re: Withdrawal of Shareholder Proposal at Oracle Corporation

Ladies and Gentlemen:

As a result of an agreement for substantive discussion, Newground Social Investment hereby withdraws the shareholder proposal on enhanced reporting metrics dated May 28, 2016 which Newground submitted on behalf of the Equality Network Foundation.

Thank you.

Sincerely, . . . Bruce Herbert

cc: Renee Strandness | Corporate Counsel, Oracle Corporation | Renee.Strandness@oracle.com
Alan Wilson | WilmerHale | Alan.Wilson@wilmerhale.com
Meredith Cross | WilmerHale | Meredith.Cross@wilmerhale.com

Celebrating our 23rd year : America's 1st Social Purpose Corporation *and the* Nation's 2nd investment advisor to focus exclusively on SRI/ESG* impact.

Bruce T. Herbert, AIF | Chief Executive & Accredited Investment Fiduciary
Newground Social Investment | 10033 - 12th Ave NW ◦ Seattle, WA 98177
www.newground.net ◦ team@newground.net ◦ (206) 522-1944

---

* SRI = Sustainable, Responsible, Impact investment
* ESG = Environment, Social, and Governance factors

Meredith B. Cross

+1 202 663 6644 (t)
+1 202 663 6363 (f)
meredith.cross@wilmerhale.com

July 5, 2016

Via E-mail to shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Oracle Corporation
Exclusion of Stockholder Proposal Submitted by the Equality Network Foundation

Ladies and Gentlemen:

We are writing on behalf of our client, Oracle Corporation (the "Company"), which received a stockholder proposal and statement in support thereof relating to "enhanced reporting metrics" (collectively, the "Proposal") from the Equality Network Foundation (together with its representative, Newground Social Investment, the "Proponent") for inclusion in the proxy statement to be distributed to the Company's stockholders in connection with its 2016 Annual Meeting of Stockholders (the "Proxy Materials").

The Company respectfully requests that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") advise the Company that it will not recommend any enforcement action to the Commission if the Company excludes the Proposal from its Proxy Materials pursuant to Rule 14a-8(i)(12)(iii), on the basis that the Proposal deals with substantially the same subject matter as three other proposals that have been included in the Company's proxy materials within the preceding five years, the most recent of which was voted on last year and received less than 10% of the vote in favor of such proposal.

Pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Staff Legal Bulletin No. 14D (November 7, 2008) ("SLB 14D"), the Company is submitting electronically to the Commission this letter and the Proposal and related correspondence (attached as Exhibit A to this letter), and is concurrently sending a copy to the Proponent, no later than eighty calendar days before the Company intends to file its definitive Proxy Materials with the Commission.

Background

On May 28, 2016, the Company received the Proposal from the Proponent. The Proposal states, in relevant part:

> **Resolved:** Stockholders request that Oracle Corporation ("Oracle" or "Company") incorporate Enhanced Reporting Metrics, and report the result of each vote taken by stockholders as if calculated using a simple majority of votes cast FOR and AGAINST an item. Enhanced Reporting Metrics shall be provided for both preliminary and final vote results, in Company reports generally (wherever voting results are described), and, if applicable, in reports submitted to the SEC. These Enhanced Reporting Metrics shall be in addition to however else the Company may choose or be required by law to report or determine outcomes.

Basis for Exclusion

The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(12)(iii) Because It Deals With Substantially the Same Subject Matter As Three Previously Submitted Proposals, the Latest of Which Received Less Than the Support Necessary for Resubmission

The Company respectfully requests that the Staff concur in our view that the Proposal may be excluded pursuant to Rule 14a-8(i)(12)(iii), which provides that a stockholder proposal may be excluded from a company's proxy statement if "the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years" and if "for any meeting held within 3 calendar years of the last time it was included . . . the proposal received . . . [l]ess than 10% of the vote on its last submission to shareholders if proposed three times or more within the preceding 5 calendar years."

I. Rule 14a-8(i)(12)

The purpose of the Rule 14a-8(i)(12) exclusion is to permit exclusion of a proposal that "deals with substantially the same subject matter" as prior proposals that have been previously included in the company's proxy materials. While the exclusion was originally interpreted to allow exclusion of a stockholder proposal only when the resubmission was "substantially the same proposal," as prior proposals, the Commission has revised its approach to the exclusion over time to allow for exclusion of proposals that deal with "substantially the same subject matter." The Commission provided the following explanation for its revised approach:

> The Commission believes that this change is necessary to signal a clean break from the strict interpretive position applied to the existing provision. The Commission is aware that the interpretation of the new provision will continue to involve difficult subjective judgments, but anticipates that those judgments will be based upon a consideration of the substantive concerns raised by a proposal rather than the specific language or actions proposed to deal with those concerns. Commission Release No. 34-20091 (August 16, 1983).

The Staff has repeatedly taken the position that Rule 14a-8(i)(12) does not require that a series of proposals, or their subject matters, be identical for a company to exclude the later-submitted proposal. In this regard, when considering whether a proposal deals with substantially the same subject matter as a previously-submitted proposal, the Staff focuses on the "substantive concerns" raised by the proposals, not the specific proposal language or corporate action requested.

The Staff has regularly concurred in the exclusion of stockholder proposals under Rule 14a-8(i)(12) when the later-submitted proposal differed in scope and/or requested action from proposals previously included in a company's proxy materials and voted on by stockholders, provided the underlying issue or concern was similar across the proposals. For example, in *Google Inc.* (March 6, 2015), the Staff concurred in exclusion of a proposal requesting that the company provide a semi-annual report on the company's website disclosing the company's political contributions and expenditures as well as its policies and procedures related to such expenditures because it dealt with substantially the same subject matter as an earlier proposal requesting that the company provide annual disclosures and hold an annual advisory stockholder vote on political contributions. *See also Chevron Corporation* (March 27, 2014) (in which the Staff concurred in exclusion of a proposal requesting that the company prepare a report on its "goals and plans to address global concerns regarding fossil fuels and their contribution to climate change, including analysis of long and short term financial and operational risks to the company" pursuant to Rule 14a-8(i)(12), on the basis that the proposal dealt with substantially the same subject matter as three prior proposals requesting that the company report to stockholders on the perceived risks to the company associated with climate change and the measures the company intended to take to address such risks); *Exxon Mobil Corporation* (March 7, 2013) (in which the Staff concurred in exclusion of a proposal requesting that the board of directors review the exposure of the company's facilities to climate risk and issue a report to stockholders because it dealt with substantially the same subject matter as three prior proposals requesting that the company either establish a committee or a task force to address issues relating to global climate change); *Exxon Mobil Corporation* (March 23, 2012) (in which the Staff concurred in exclusion of a proposal requesting a comprehensive policy on the company's commitment to the human right to water because it dealt with substantially the same subject matter as three prior proposals, one of which requested that the board issue a report on issues relating to land, water and soil); *Medtronic, Inc.* (June 2, 2005) and *Bank of America Corporation* (February 25, 2005) (in which the Staff concurred in exclusion of proposals requesting that the companies list all of their political and charitable contributions on their websites because each dealt with substantially the same subject matter as prior proposals requesting that the companies cease making charitable contributions); *Dow Jones & Company, Inc.* (December 17, 2004) (in which the Staff concurred in exclusion of a proposal requesting that the company publish information relating to its process for donations to a particular non-profit organization because it dealt with substantially the same subject matter as a prior proposal requesting an explanation of the procedures governing all charitable donations); *Saks Incorporated* (March 1, 2004) (in which the Staff concurred in exclusion of a proposal requesting that the board of directors implement a code of conduct based on International Labor Organization standards, establish an independent monitoring process and annually report on adherence to the amended code because it dealt with substantially the same subject matter as a prior proposal requesting a report on the company's vendor labor standards and compliance mechanism in the countries where it sources products); and *Bristol-Myers Squibb Company* (February 11, 2004) (in which the Staff concurred in exclusion of a proposal requesting that the board review pricing and marketing policies and prepare a report on how the company would respond to pressure to increase access to prescription drugs because it dealt with substantially the same subject matter as prior proposals requesting the creation and implementation of a policy of price restraint on pharmaceutical products).

II. The Proposal Deals With Substantially the Same Subject Matter As Three Stockholder Proposals That Were Previously Included In the Company's Proxy Materials Within the Preceding Five Calendar Years

Within the past five calendar years, the Company has included in its proxy materials three stockholder proposals from the Equality Network Foundation that dealt with the topic of simple majority voting. Most recently, in 2015, the Company included a stockholder proposal in its proxy materials filed on September 25, 2015 (the "2015 Proposal," attached as Exhibit B to this letter), which included the following request:

> **RESOLVED**: Shareholders of Oracle Corporation ("Oracle") hereby request the Board of Directors to take or initiate the steps necessary to amend the Company's governing documents to provide that all matters presented to shareholders, other than the election of directors, shall be decided by a simple majority of the shares voted FOR and AGAINST an item. This policy shall apply to all such matters unless shareholders have approved higher thresholds, or applicable laws or stock exchange regulations dictate otherwise.

The Company included a stockholder proposal in its 2014 proxy materials filed on September 23, 2014 (the "2014 Proposal," attached as Exhibit C to this letter), that is substantially the same as the 2015 Proposal:

> **RESOLVED:** Shareholders of Oracle Corporation ("Oracle" or "Company") hereby request the Board of Directors to take or initiate the steps necessary to amend the Company's governing documents to provide that all matters presented to shareholders, other than the election of directors, shall be decided by a simple majority of the shares voted FOR and AGAINST an item. This policy shall apply to all such matters unless shareholders have approved higher thresholds, or applicable laws or stock exchange regulations dictate otherwise.

The Company included a stockholder proposal in its 2013 proxy materials filed on September 20, 2013 (the "2013 Proposal," attached as Exhibit D to this letter), that is substantially the same as both the 2014 and 2015 Proposals:

> RESOLVED: Shareholders of Oracle Corporation ("Oracle" or "Company") hereby ask the Board of Directors to amend the Company's governing documents to provide that all matters presented to shareholders shall be decided by a simple majority of the shares voted FOR and AGAINST an item (or, "withheld" in the case of board elections). This policy shall apply to all matters unless shareholders have approved higher thresholds, or applicable laws or stock exchange regulations dictate otherwise.

Each of the 2015, 2014 and 2013 Proposals (collectively, the "Previous Proposals") dealt with the topic of simple majority voting – more specifically, the Proponent's desire for the Company to institute such a voting standard. In this year's Proposal, the Proponent has revised its language to request that the Company report the results of each vote taken "as if calculated using a simple majority of votes cast for and against an item" in addition to reporting in accordance with however else the vote may actually be calculated.

Notwithstanding that the Proponent is now asking that the Company report its voting results using a simple majority vote standard in *addition* to whatever other standard the Company may use rather than *instead* of such other standard, the underlying focus on simple majority voting remains the same as in the Previous Proposals. As demonstrated in the no-action letters cited above, the Staff has previously taken the position that a proposal relates to "substantially the same subject matter" in a number of instances where the later-submitted proposal switched course from requesting a specific action to instead providing a report related to the topic of the prior proposals. *See, e.g., Medtronic, Inc.* (June 2, 2005), *Bank of America Corporation* (February 25, 2005) and *Bristol-Myers Squibb Company* (February 11, 2004). Accordingly, and consistent with the Staff's prior determinations that focus on the substantive concern raised by a proposal rather than the specific proposal language or corporate action requested, the Company believes that the Proposal is properly viewed as addressing substantially the same subject matter as the Previous Proposals for purposes of exclusion under Rule 14a-8(i)(12).

III. The 2015 Proposal Did Not Receive the Stockholder Support Necessary to Permit Resubmission

In addition to requiring that the proposals address the same substantive concern, Rule 14a-8(i)(12) also requires that certain thresholds be satisfied with respect to the percentage of stockholder votes cast for the last proposal submitted and included in the Company's proxy materials. Under Rule 14a-8(i)(12)(iii), a company may exclude a proposal from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received "[l]ess than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years." In determining the stockholder vote for previous stockholder proposals, only votes for and votes against a proposal are included in the calculation; abstentions and broker non-votes are not included. *See* Staff Legal Bulletin 14 (July 13, 2001).

The 2015 Proposal is the most recent Previous Proposal that was submitted to stockholders. As disclosed in the Company's Form 8-K filed on November 20, 2015 (attached as Exhibit E to this letter), 339,035,511 votes were cast in favor of the 2015 Proposal and 3,172,001,021 votes were cast against, resulting in a vote of 9.66% of the votes cast for and against the 2015 Proposal having been voted in favor of the 2015 Proposal. Accordingly, the Proposal received less than the 10% threshold set out in Rule 14a-8(i)(12)(iii) and the Proposal may be excluded under Rule 14a-8(i)(12)(iii) on the basis that the 2015 Proposal did not receive the stockholder support necessary to permit resubmission.

Conclusion

Based on the foregoing, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its Proxy Materials pursuant to Rule 14a-8(i)(12)(iii), on the basis that the Proposal deals with substantially the same subject matter as the Previous Proposals submitted by the Equality Network Foundation and that the last time the Company's stockholders considered a substantially similar proposal, such proposal received less than the required stockholder support of 10% of votes cast to permit resubmission.

If the Staff has any questions with respect to the foregoing, or if for any reason the Staff does not agree that the Company may omit the Proposal from its Proxy Materials, please do not hesitate to contact me at meredith.cross@wilmerhale.com or (202) 663-6644, or Renee Strandness, Corporate Counsel, Oracle Corporation at renee.strandness@oracle.com. In addition, should the Proponent choose to submit any response or other correspondence to the Commission, we request that the Proponent concurrently submit that response or other correspondence to the undersigned, as required pursuant to Rule 14a-8(k) and SLB 14D.

Very truly yours,

Meredith B. Cross

Enclosures

cc: Bruce T. Herbert, Newground Social Investment
Dorian Daley, Executive Vice President, General Counsel and Secretary, Oracle Corporation
Brian Higgins, Vice President, Associate General Counsel and Assistant Secretary, Oracle Corporation
Lillian Brown, WilmerHale

EXHIBIT A

REVISED
6:03 pm, May 28, 2016

Newground
Social Investment

10033 - 12th Ave NW
Seattle, WA 98177
www.newground.net
(206) 522-1944

VIA US POSTAL SERVICE
VIA FACSIMILE TO: (650) 633-1813
VIA ELECTRONIC DELIVERY TO: <Corporate_Secretary@oracle.com>
<Chris.Ing@oracle.com>

May 28, 2016

Dorian Daley
Executive Vice President, General Counsel and Secretary
Oracle Corporation
500 Oracle Parkway, Mailstop 5op7
Redwood City, CA 94065

Re: Invitation to Dialogue
FILING OF SUBSTITUTE SHAREHOLDER PROPOSAL on Enhanced Reporting Metrics
Equality Network Foundation, Proponent

Dear Ms. Daley:

I hope this finds you well, and enjoying the onset of Spring.

Newground Social Investment ("Newground") manages money for clients who are concerned about the environmental, social, and governance ("ESG") implications of the policies and practices of companies they own – recognizing that appropriate attention to these matters enhances profitability and long-term shareholder value.

We have made a study of corporate voting policies, and see that Oracle includes abstentions in all its voting formulas except for the formula used for Director elections. We write to discuss an enhancement for reporting vote outcomes that will allow shareholders to better understand and contextualize those results, since different votes are counted in different ways. Enhanced Reporting Metrics would reduce confusion and boost transparency, because it would report:

- The vote result as counted according to Company bylaw – whether including abstentions in or excluding them from the formula – and, in addition,

- The outcome on shareholder-sponsored items counted in accordance with the SEC-mandated simple majority formula of votes cast FOR and AGAINST (as required for purposes of determining eligibility for resubmission).

Target Corporation recently agreed to this enhanced form of vote reporting – both at their annual meeting of stockholders as well as in SEC submissions. This agreement is detailed on page 70 of Target's 2016 proxy:

https://www.sec.gov/Archives/edgar/data/27419/000130817916000375/ltgt2016_def14a.htm

---

Given the timing of this year's filing deadline, we extend this invitation to discuss and hope that it will not be prejudiced by being accompanied by the submission of a shareholder proposal, which is included simply to preserve the Proponent's rights under 14a-8.

Newground is authorized on behalf of the Equality Network Foundation ("Foundation"), the Proponent, to present the enclosed substitute "Final-B" version of a Proposal that the Proponent submits for consideration and action by stockholders at the next annual meeting, and for inclusion in the proxy statement in accordance with Rule 14a-8 of the general rules and regulations of the Securities Exchange Act of 1934. It is intended to replace a version marked "Final" that was submitted earlier today. Should this Proposal go to a vote, we request that the proxy statement indicate that Newground Social Investment is the representative of the Proponent for this Proposal.

The Equality Network Foundation, the Proponent, is the beneficial owner of 95 shares of common stock entitled to be voted at the next stockholders meeting, which have been continuously held since July 31, 2007 (supporting documentation to be delivered next week).

In accordance with SEC Rules, the Foundation acknowledges its responsibility under Rule 14a-8(b)(1), and Newground is authorized to state – and does hereby affirmatively state – that the Foundation intends to continue to hold a requisite quantity of shares in Company stock through the date of the next annual meeting of stockholders. If required, a representative of the Proponent will attend the meeting to move the resolution.

There is ample time between now and the proxy printing deadline to discuss the issue, and we hope that a meeting of the minds will result in our Company adopting enhanced vote reporting for the benefit of shareholders, which would lead to the Proposal's being withdrawn.

Toward that end, you may contact Newground via the address or phone listed above, as well as by the following e-mail address:

team@newground.net

For purposes of clarity and consistency of communication, we ask that you commence each e-mail subject line with the Company's ticker symbol **"ORCL."** (including the period), and we will do the same.

Thank you. We look forward to a discussion of these enhanced reporting ideas, and all the best for the Memorial Day holiday.

Sincerely,

Bruce Herbert

Bruce T. Herbert | AIF
Chief Executive | ACCREDITED INVESTMENT FIDUCIARY

cc: Equality Network Foundation
enc: Substitute "Final-B" version of Shareholder Proposal on Enhanced Reporting Metrics

REVISED
6:03 pm, May 28, 2016

Oracle Corporation | Enhanced Reporting Metrics, 2016 | Final-B
(text box for identification purposes only)

RESOLVED: Stockholders request that Oracle Corporation ("Oracle" or "Company") incorporate Enhanced Reporting Metrics, and report the result of each vote taken by stockholders as if calculated using a simple majority of votes cast FOR and AGAINST an item. Enhanced Reporting Metrics shall be provided for both preliminary and final vote results, in Company reports generally (wherever voting results are described), and, if applicable, in reports submitted to the SEC. These Enhanced Reporting Metrics shall be in addition to however else the Company may choose or be required by law to report or determine outcomes.

SUPPORTING STATEMENT

WHEREAS: It is a tenet of good governance that proxy votes are reported in a transparent and consistent manner.

Oracle uses two different vote-counting formulas in its proxy, and the Securities and Exchange Commission ("SEC") requires use of a third formula for consideration of stockholder-sponsored items (in relation to resubmission eligibility).

Since the Company uses multiple formulas and counts stockholder-sponsored items differently than it does certain management-sponsored ones, we feel stockholders would benefit from Enhanced Reporting Metrics that normalize and display all voting results using a consistent simple majority of votes cast FOR and AGAINST each item.

A simple majority approach, as referenced above, is the formula required by the SEC in relation to stockholder-sponsored proposals – though the Company currently does not inform stockholders of the outcome of the SEC-mandated count.

To be clear, Enhanced Reporting Metrics would augment (not replace) how votes are now counted and reported, as laid out in Company bylaws.

Enhanced Reporting Metrics would:

- Boost transparency and reduce the potential for confusion by creating a consistent basis of reporting, across all votes.
- Allow evaluation of stockholder sentiment from vote to vote, without the distortion introduced by Oracle's current use of multiple formulas.
- Enhance an investor's ability to evaluate or compare outcomes vote-to-vote at Oracle, or company-to-company across their portfolio holdings.

Enhanced Reporting Metrics are in line with important market participants that generally favor a simple majority approach:

- US Securities and Exchange Commission (Staff Legal Bulletin No. 14):
  "Only votes FOR and AGAINST a proposal are included ... [abstentions] are not included in this calculation."
- Institutional Shareholder Services:
  "...a simple majority of voting shares should be all that is necessary to effect change regarding a company and its governance provisions."
- The Council of Institutional Investors (Governance Policy 3.7):
  "...abstentions should be counted only for purposes of a quorum."

Target Corporation recently agreed to use Enhanced Reporting Metrics – both for reports made at the annual meeting of stockholders as well as in SEC submissions (see Target's 2016 proxy).

THEREFORE: To provide stockholders with more consistent, transparent, and useful information regarding the items to be voted on, please vote FOR Enhanced Reporting Metrics.

~ ~ ~

charles SCHWAB

May 31, 2016

Re: Verification of Oracle Corporation shares
for the Equality Network Foundation

To Whom It May Concern:

This letter is to verify that the above-named client has continuously owned 95 shares of Oracle Corporation common stock since 7/31/2007.

Charles Schwab Advisor Services serves as the custodian and/or record holder of these shares.

John Moskowitz

John Moskowitz
Relationship Manager
Schwab Advisor Services Northwest

From: Newground Team [mailto:team@newground.net]
Sent: Tuesday, May 31, 2016 3:45 PM
To: CORPORATE_SECRETARY <corporate_secretary@oracle.com>; Chris Ing <Chris.Ing@oracle.com>
Cc: Newground Team <team@newground.net>
Subject: Re: ORCL. Oracle, Proposal on Enhanced Reporting Metrics,
Importance: High

Seattle | Tue 5/31/2016

Dear Ms. Daley & Mr. Ing:

Attached as a PDF please find a letter from Charles Schwab, custodian, that verifies the share ownership of the Equality Network Foundation.

Please call should there be any questions; I look forward to having a discussion around enhanced reporting metrics.

Sincerely, . . . Bruce (Herbert)

Celebrating our 23nd year : America's 1st Social Purpose Corporation *and* **the Nation's 3rd investment advisor to focus exclusively on SRI/ESG* impact.**

Bruce T. Herbert, AIF | Chief Executive & Accredited Investment Fiduciary
Newground Social Investment | 10033 - 12th Ave NW ◦ Seattle, WA 98177
www.newground.net ◦ team@newground.net ◦ (206) 522-1944

---

* SRI = Sustainable, Responsible, Impact investment
* ESG = Environment, Social, and Governance factors

From: Newground Team
Sent: Saturday, May 28, 2016 6:37 PM
To: Corporate_Secretary@oracle.com; Chris Ing
Cc: Newground Team
Subject: Re: ORCL. Oracle, Proposal on Enhanced Reporting Metrics,
Importance: High

Seattle | Sat 5/28/2016

Dear Ms. Daley & Mr. Ing:

Noticing a typo, please SUBSTITUTE the attached "FINAL-B" version of the stockholder proposal for the version submitted earlier today.

Note that while in the process of correcting the typo, other minor edits were made to the "FINAL-B" version of the proposal.

Thank you.

Sincerely, . . . Bruce Herbert

Celebrating our 23nd year : America's 1st Social Purpose Corporation *and* the Nation's 3rd investment advisor to focus exclusively on SRI/ESG* impact.

Bruce T. Herbert, AIF | Chief Executive & Accredited Investment Fiduciary
Newground Social Investment | 10033 - 12th Ave NW ∘ Seattle, WA 98177
www.newground.net ∘ team@newground.net ∘ (206) 522-1944

---

* SRI = Sustainable, Responsible, Impact investment
* ESG = Environment, Social, and Governance factors

From: Newground Team
Sent: Saturday, May 28, 2016 5:20 PM
To: Corporate_Secretary@oracle.com; Chris Ing
Cc: Newground Team
Subject: ORCL. Oracle, Proposal on Enhanced Reporting Metrics,
Importance: High

Seattle | Sat 5/28/2016

Dear Ms. Daley:

We would appreciate having a discussion in regard to potential enhancements to the Company's vote disclosure.

Toward that end, in addition to its being delivered via fax, please find attached as a PDF the filing of a shareholder proposal for inclusion in the 2016 proxy, filed on behalf of the Equality Network Foundation.

We look forward to a discussion of these ideas.

Sincerely, . . . Bruce (Herbert)

enc: ORCL_2016_Filing-PACKET_FINAL_2016.0528d_SIGNED.pdf

Celebrating our 23nd year : America's 1st Social Purpose Corporation *and* the Nation's 3rd investment advisor to focus exclusively on SRI/ESG* impact.

Bruce T. Herbert, AIF | Chief Executive & Accredited Investment Fiduciary
Newground Social Investment | 10033 - 12th Ave NW ∘ Seattle, WA 98177
www.newground.net ∘ team@newground.net ∘ (206) 522-1944

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* SRI = Sustainable, Responsible, Impact investment
* ESG = Environment, Social, and Governance factors

EXHIBIT B

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

Filed by the Registrant ☒ Filed by a Party other than the Registrant ☐

Check the appropriate box:

☐ Preliminary Proxy Statement

☐ **Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))**

☒ Definitive Proxy Statement

☐ Definitive Additional Materials

☐ Soliciting Material Pursuant to Section 240.14a-12

Oracle Corporation

(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

☒ No fee required.

☐ Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

(1) Title of each class of securities to which transaction applies:

(2) Aggregate number of securities to which transaction applies:

(3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

(4) Proposed maximum aggregate value of transaction:

(5) Total fee paid:

☐ Fee paid previously with preliminary materials.

☐ Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

(1) Amount Previously Paid:

(2) Form, Schedule or Registration Statement No.:

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(4) Date Filed:

PROPOSAL NO. 9

STOCKHOLDER PROPOSAL REGARDING VOTE TABULATION

The Chief Executive of Investor Voice, Bruce T. Herbert, 10033 12th Ave NW, Suite 200, Seattle, WA, as representative of the Equality Network Foundation (the "Foundation"), represented that the Foundation has beneficially owned the requisite amount of Oracle common stock for more than one year and, with Walden Asset Management and As You Sow (as representative of Gay Block and The Gun Denhart Living Trust) as co-sponsors, has notified us that a representative intends to present the proposal set forth in quotes below (the "Vote Tabulation Proposal") at the Annual Meeting. The proposed resolution and statement in support thereof are set forth below:

The Board of Directors opposes the following Vote Tabulation Proposal for the reasons stated after the proposal.

"**RESOLVED**: Shareholders of Oracle Corporation ("Oracle") hereby request the Board of Directors to take or initiate the steps necessary to amend the Company's governing documents to provide that all matters presented to shareholders, other than the election of directors, shall be decided by a simple majority of the shares voted FOR and AGAINST an item. This policy shall apply to all such matters unless shareholders have approved higher thresholds, or applicable laws or stock exchange regulations dictate otherwise.

SUPPORTING STATEMENT:

A simple-majority formula includes only FOR and AGAINST votes. It does not include ABSTAIN votes.

- The Securities and Exchange Commission ("SEC") mandates use of a simple-majority formula for determining resubmission eligibility of shareholder proposals.
- A CalPERS-commissioned study found that 48% of the S&P 500 and Russell 1000 employ a simple-majority standard.
- Institutional Shareholder Services ("ISS") states: "that a simple majority of voting shares should be all that is necessary to effect change regarding a company and its governance provisions."[1]
- A Council of Institutional Investors ("CII") Governance Policy states: "Uninstructed broker votes and abstentions should be counted only for purposes of a quorum."[1]

The problem with counting abstentions is that voter intent is unknowable. Nevertheless, Oracle includes abstentions in the formula for all votes,[2] then counts every ABSTAIN vote as if it were an AGAINST vote.

This Proposal would end that practice and harmonize how Oracle both counts and reports voting results[2] to shareholders, the SEC, and press.

Because Oracle has a "majority voting policy for directors" (which does not incorporate abstentions) it should be neither burdensome nor difficult to adopt simple-majority as a uniform standard.[2]

A recent white paper studied the impact of counting abstentions. It examined voting in the S&P 500 and the Russell 3000 across 11 years, and evaluated more than 21,000 individual votes (www.investorvoice.net/vote-counting).

The Wall Street Journal published an exclusive on this research, and *Corporate Secretary* magazine named the simple-majority issue a "must-read" for executives.

One key finding: Rather than a neutral effect, counting abstentions as if AGAINST creates a 7.6 times greater negative impact on shareholder proposals than on management items, which undermines the value of shareholder input and guidance.

SUMMARY:

- 48% of the S&P 500 and Russell 1000 already use a simple-majority standard, which makes this a reasonable and mainstream request.

[1] Emphasis added.

[2] Except for director elections.

- Roughly a third of companies presented with this Proposal have adopted simple-majority as an enhancement to their governance. These companies are from the S&P 500, and half are Delaware-chartered, like Oracle.

- Both ISS and CII favor simple-majority voting.

- Simple math confirms that counting abstentions lowers votes, and research demonstrates it also unduly impacts shareholders.

Shareholders deserve a harmonized, fair, and consistent voting system – not a 2-count system that creates multiple outcomes, favors director elections, and disproportionately impacts shareholders.

Therefore, please vote FOR good governance and simple-majority voting at Oracle."

Statement in Opposition to Proposal No. 9

We believe Oracle's voting standards are clearly disclosed and consistently applied, and they reflect the Delaware law default standards followed by a majority of Delaware corporations. Further, we believe that our voting standards honor the intent of stockholders who make a deliberate decision to abstain from voting on a particular item. Accordingly, we do not believe that revising our voting standards would be in the best interests of our company or our stockholders.

Oracle is a Delaware corporation, and our existing voting standards comply fully with the Delaware General Corporation Law (the "DGCL"). Our Bylaws provide that other than director elections, "All other elections and questions, unless otherwise provided by law or our Bylaws, shall be decided by the vote of the holders of a majority of the shares of stock entitled to vote thereon present in person or by proxy at the meeting." This standard is the same as the default standard set forth in Section 216(2) of the DGCL. We believe that a majority of Delaware corporations adhere to this default voting standard, which is consistent with the proponents' acknowledgment that less than 50% of S&P 500 and Russell 1000 corporations have adopted the voting standard requested by the proposal.

Delaware law governs the way abstentions are considered, and under such law, abstention votes are considered shares "entitled to vote." In the vote tabulation for matters requiring the affirmative vote of the majority of shares present and entitled to vote, abstentions are included in the denominator as shares entitled to vote and have the same practical effect as a vote "against" a proposal.

We believe that since stockholders are made aware of the treatment and effect of abstentions, counting abstention votes effectively honors the intent of our stockholders. Stockholders typically have three voting choices for a particular proposal: for, against and abstain. In our proxy statement, we clearly disclose the vote required to approve each proposal. We also describe how abstentions will be counted in the vote tabulation and the effect of abstentions on the outcome of a matter, on a proposal-by-proposal basis. Our stockholders are, therefore, informed that if they vote "abstain" on a proposal other than the election of directors, their vote will have the same practical effect as a vote "against" the proposal. If a stockholder elects to abstain on a matter, we believe that the stockholder recognizes the impact of the vote and expects it to be included in the vote count.

While it is more difficult for proposals to pass under our voting framework, we do not believe that lowering the approval standard for proposals is a corporate governance best practice. Except with respect to the election of directors and matters that require, statutorily or otherwise, a different vote, we believe that a proposal—whether management-sponsored or stockholder-sponsored—should receive more "for" votes than the sum of "against" and "abstain" votes in order to constitute approval by our stockholders. We believe the proponent of an item of business, be it management or a stockholder, bears the burden of persuading a majority of stockholders to affirmatively vote in favor of the item. An abstention vote represents, in our view, a failure to so persuade. We do not believe that it would be in our stockholders' best interests or effective corporate governance to disregard these views.

We note, moreover, that the SEC voting formula that the proposal references is a specific SEC vote-counting rule for determining whether a stockholder may resubmit a proposal for inclusion in a company's proxy statement. The SEC does not have a standard to gauge whether a proposal has been approved, because that is a matter of state law—in our case Delaware state law—and not subject to SEC regulation. Furthermore, in other contexts, the SEC promotes voting standards similar to ours. For instance, the SEC expressly requires a form of proxy to include an abstention option with respect to the advisory vote on the frequency of advisory votes on executive compensation. We believe that it would not be sensible corporate governance or serve the best interests of our stockholders to take one voting standard that an organization applies to a specific context and adopt that standard universally.

In sum, we believe that our current vote tabulation methodology of including abstentions on matters other than the election of directors best reflects and honors the intent of our stockholders who choose to abstain on a proposal. Most of our stockholders have historically agreed with our position; similar stockholder proposals received the support of only approximately 8.4% and 8.7% of Oracle common stock present or represented at our annual meetings in 2014 and 2013, respectively. We also note that based on our review of our prior annual meeting voting results, the counting of abstention votes as shares entitled to vote was not determinative of the outcome of any proposal submitted to our stockholders at an Oracle annual meeting in the past decade. While we are committed to strong governance practices, we do not believe that this proposal will enhance our corporate governance in any meaningful way.

For the reasons set forth above, the Board of Directors unanimously recommends a vote AGAINST adoption of Proposal No. 9.

Required Vote

The adoption of the Vote Tabulation Proposal requires the affirmative vote of the holders of a majority of shares of common stock present or represented and entitled to vote on the matter at our Annual Meeting.

The Board of Directors unanimously recommends a vote AGAINST adoption of Proposal No. 9.

EXHIBIT C

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

Filed by the Registrant ☒ Filed by a Party other than the Registrant ☐

Check the appropriate box:

☐ Preliminary Proxy Statement

☐ **Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))**

☒ Definitive Proxy Statement

☐ Definitive Additional Materials

☐ Soliciting Material Pursuant to Section 240.14a-12

Oracle Corporation

(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

☒ No fee required.

☐ Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

(1) Title of each class of securities to which transaction applies:

(2) Aggregate number of securities to which transaction applies:

(3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

(4) Proposed maximum aggregate value of transaction:

(5) Total fee paid:

PROPOSAL NO. 4

STOCKHOLDER PROPOSAL REGARDING VOTE TABULATION

The Chief Executive of Investor Voice, Bruce T. Herbert, 10033 12th Ave NW, Suite 200, Seattle, WA, as fiduciary of the Equality Network Foundation (the "Foundation"), represented that the Foundation has beneficially owned more than $2,000 of Oracle common stock for more than one year and has notified us that the Foundation intends to present the proposal set forth in quotes below (the "Vote Tabulation Proposal") at the Annual Meeting. The proposed resolution and statement in support thereof are set forth below:

The Board of Directors opposes the following Vote Tabulation Proposal for the reasons stated after the proposal.

"**RESOLVED:** Shareholders of Oracle Corporation ("Oracle" or "Company") hereby request the Board of Directors to take or initiate the steps necessary to amend the Company's governing documents to provide that all matters presented to shareholders, other than the election of directors, shall be decided by a simple majority of the shares voted FOR and AGAINST an item. This policy shall apply to all such matters unless shareholders have approved higher thresholds, or applicable laws or stock exchange regulations dictate otherwise.

SUPPORTING STATEMENT:

Vote Calculation Methodologies a report prepared for CalPERS by GMI Ratings, studied companies in the S&P 500 and Russell 1000, and found that 48% employ the simple majority vote-counting standard requested by this Proposal. See http://www.calpers-governance.org/docs-sof/provyvoting/calpers-russell-1000-vote-calculation-methodology-final-v2.pdf

Cardinal Health, Inc., an Ohio corporation and the 19th largest company in America, adopted and implemented this Proposal. Plum Creek Timber Company, Inc., a Delaware corporation and the largest private landowner in the nation, has adopted and implemented this Proposal.

Oracle is regulated by the Securities and Exchange Commission ("SEC"). An SEC Rule dictates a specific vote-counting formula for the purpose of establishing eligibility for resubmission of shareholder-sponsored proposals. This formula—which for the purpose of this proposal will be called the "*Simple Majority Vote*" – is the votes cast FOR, divided by two categories of vote, the:

- ☐ FOR, plus
- ☐ AGAINST votes.

Oracle does not uniformly follow the *Simple Majority Vote*. Its proxy states (for shareholder-sponsored proposals) that abstentions "will have the same practical effect as votes against the proposal."

This means that results are determined by the votes cast FOR a proposal, divided by not two, but three different categories of vote:

- ☐ FOR votes,
- ☐ AGAINST votes, plus
- ☐ ABSTAIN votes.

We note, for Management-sponsored Proposal 1, that Oracle's "Corporate Governance Guidelines include a majority voting policy for directors", which does not incorporate abstentions.

However, the Company then applies a more restrictive vote-counting formula to all shareholder-sponsored items and other management-sponsored ones, using a formula that includes abstentions.

The outcome is that these practices advantage management's uncontested slate of director nominees by boosting the appearance of support on Management-sponsored Proposal 1, relative to other items, while they depress the calculated level of support for all other items—including every shareholder-sponsored proposal—by subjecting them to a higher threshold.

As well, in regard to shareholder-sponsored items, abstaining voters have not followed the Board's recommendation to cast their vote AGAINST. Despite this, Oracle counts all abstentions as if every abstaining voter, without exception, has chosen to follow the Board's recommendation to vote AGAINST.

In our view Oracle's use of these two different vote-counting formulas is internally inconsistent, is confusing, does not fully honor voter intent, and harms shareholder best-interest.

Therefore, please vote FOR this widely accepted and common-sense governance Proposal that calls for a fair and consistent *Simple Majority Vote* across-the-board (while allowing flexibility for different thresholds where required)."

STATEMENT IN OPPOSITION TO
PROPOSAL NO. 4

We believe that adherence to sound corporate governance policies and practices is important, and we are committed to ensuring that we are governed and managed with high standards of responsibility, ethics and integrity that are in the best interests of Oracle and our stockholders. We believe that approval of this stockholder proposal would not further compliance with our high standards, would be inconsistent with the default Delaware law standard followed by a majority of Delaware corporations and would not enhance stockholder value or serve the best interests of our stockholders. Furthermore, contrary to the proponent's contentions, our existing voting standard does not favor management-sponsored proposals over stockholder-sponsored proposals, does not prevent passage of stockholder proposals and does not circumvent SEC standards.

As a Delaware corporation, the Delaware General Corporation Law (the "DGCL") governs the voting standards for action by our stockholders, and our existing voting standards are fully compliant with the DGCL. Our Amended and Restated Bylaws provide that other than director elections, "All other elections and questions, unless otherwise provided by law or our Bylaws, shall be decided by the vote of the holders of a majority of the shares of stock entitled to vote thereon present in person or by proxy at the meeting". This standard is the same as the default standard set forth in Section 216(2) of the DGCL. In addition, we believe that a majority of Delaware corporations adhere to the same default voting standard. Our belief is consistent with the proponent's acknowledgment in its supporting statement that less than 50% of S&P 500 and Russell 1000 corporations have adopted the proposed simple majority voting standard.

Delaware law governs the way abstentions are considered, and under such law, abstention votes are considered shares "entitled to vote." In the vote tabulation for matters requiring the affirmative vote of the majority of shares present and entitled to vote, abstentions are included in the denominator as shares entitled to vote and have the same practical effect as a vote "against" a proposal.

We believe that since stockholders are made aware of the treatment and effect of abstentions, counting abstention votes effectively honors the intent of our stockholders. Stockholders typically have three voting choices for a particular proposal: for, against and abstain. In the proxy statement for our annual meeting, we disclose the vote required to approve each proposal. We also describe how abstentions will be counted in the vote tabulation and the effect of abstentions on the outcome of a matter, on a proposal-by-proposal basis. Our stockholders are, therefore, informed that if they vote "abstain" on a proposal other than the election of directors, their vote will have the same practical effect as a vote "against" the proposal. If a stockholder elects to abstain on a matter, we believe that the stockholder recognizes the impact of the vote and expects it to be included in the vote count.

While it is more difficult for proposals to pass under our voting framework, we believe that lowering the approval standard for proposals would be poor corporate governance. Except with respect to the election of directors and matters that require, statutorily or otherwise, a different vote, we believe that a proposal—whether management-sponsored or stockholder-sponsored—should receive more "for" votes than the sum of "against" and "abstain" votes in order to constitute approval by our stockholders. We believe the proponent of an item of business, be it management or a stockholder, bears the burden of persuading a majority of stockholders to affirmatively vote in favor of the item. An abstention vote represents, in our view, a failure to so persuade. We do not believe that it would be in our stockholders' best interest or effective corporate governance to disregard these views.

Contrary to the proponent's contentions, we have not acted inconsistently in adopting a different majority voting standard for uncontested director elections. Directors are elected by a plurality vote, except in uncontested elections a director who receives an equal number of or a majority of withhold votes is required to tender his or her resignation to our Governance Committee. As with the adoption of a new proposal, the departure of a director represents a fundamental change to our governance. Just as we require more "for" votes than any other vote to pass a proposal, we require more "withhold" votes than any other vote to trigger a director's resignation. Through both voting standards, we ensure that a fundamental change to our governance occurs only when there is a broad consensus of stockholders.

Moreover, our voting standard does not circumvent SEC standards. The SEC voting standard that the stockholder proponent references is a specific SEC vote-counting rule for determining whether a stockholder may resubmit a proposal for inclusion in a company's proxy statement. The SEC does not have a standard to gauge whether a proposal has been approved, because those are matters of state law, in our case Delaware state law, and not subject to SEC regulation. Furthermore, in other contexts, the SEC promotes voting standards similar to ours. For instance, the SEC expressly requires a form of proxy to include an abstention option with respect to the advisory vote on the frequency of advisory vote on executive compensation. We believe that it would not be sensible corporate governance or serve the best interests of our stockholders to take one voting standard that an organization applies to a specific context and adopt that standard universally.

In sum, we believe that our current vote tabulation methodology of including abstentions on matters other than the election of directors best reflects and honors the intent of our stockholders who choose to abstain on a proposal. This standard applies identically to both management-sponsored and stockholder-sponsored proposals and ensures that a matter has the requisite affirmative support for approval by our stockholders. Our Board is committed to strong corporate governance and we have already established highly effective corporate governance structures and processes. While we will continue to consider whether changes to our bylaws are appropriate and in the best interest of our company and our stockholders, we do not believe that the proposal at issue will enhance our corporate governance in any meaningful way.

For the reasons set forth above, the Board of Directors unanimously recommends a vote AGAINST adoption of Proposal No. 4.

Required Vote

The adoption of the Vote Tabulation Proposal requires the affirmative vote of the holders of a majority of shares of common stock present or represented and entitled to vote on the matter at our Annual Meeting.

The Board of Directors unanimously recommends a vote AGAINST adoption of Proposal No. 4.

EXHIBIT D

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a)
of the Securities Exchange Act of 1934

Filed by the Registrant ☑

Filed by a Party other than the Registrant ☐

Check the appropriate box:
☐ Preliminary Proxy Statement
☐ Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
☑ Definitive Proxy Statement
☐ Definitive Additional Materials
☐ Soliciting Material Pursuant to Section 240.14a-12

Oracle Corporation

(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

☑ No fee required.

☐ Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.
(1) Title of each class of securities to which transaction applies:

(2) Aggregate number of securities to which transaction applies:

(3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

(4) Proposed maximum aggregate value of transaction:

(5) Total fee paid:

☐ Fee paid previously with preliminary materials.

☐ Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
(1) Amount Previously Paid:

(2) Form, Schedule or Registration Statement No.:

(3) Filing Party:

(4) Date Filed:

PROPOSAL NO. 7

STOCKHOLDER PROPOSAL REGARDING VOTE TABULATION

The Chief Executive of Investor Voice, Bruce T. Herbert, 10033 12th Ave NW, Suite 200, Seattle, WA, as fiduciary of the Equality Network Foundation (the "Foundation"), represented that the Foundation has beneficially owned more than $2000 of Oracle common stock for more than one year and has notified us that the Foundation intends to present the proposal set forth in quotes below (the "Vote Tabulation Proposal") at the Annual Meeting. The proposed resolution and statement in support thereof are set forth below:

The Board of Directors opposes the following Vote Tabulation Proposal for the reasons stated after the proposal.

"RESOLVED: Shareholders of Oracle Corporation ("Oracle" or "Company") hereby ask the Board of Directors to amend the Company's governing documents to provide that all matters presented to shareholders shall be decided by a simple majority of the shares voted FOR and AGAINST an item (or, "withheld" in the case of board elections). This policy shall apply to all matters unless shareholders have approved higher thresholds, or applicable laws or stock exchange regulations dictate otherwise.

SUPPORTING STATEMENT

Oracle is regulated by the Securities and Exchange Commission (SEC). The SEC dictates a specific vote-counting standard for the purpose of establishing eligibility for resubmission of shareholdersponsored proposals. This formula is the votes cast FOR, divided only by the FOR plus AGAINST votes.

Oracle does not follow this SEC Standard, but instead determines results by the votes cast FOR a proposal, divided by the FOR votes, AGAINST votes, and ABSTAIN votes.

Oracle's proxy states (for shareholder-sponsored proposals) that abstentions "will have the same effect as a vote against that proposal."

Using ABSTAIN votes as Oracle does counters a hallmark of democratic voting—honoring voter intent. Thoughtful voters who choose to abstain should not have their choices arbitrarily and universally switched to oppose a matter.

THREE CONSIDERATIONS:

[1] Abstaining voters consciously act to abstain—to have their vote noted, but not counted. Yet, Oracle unilaterally counts all abstentions as against a Proposal (irrespective of the voter's intent).

[2] Abstaining voters have consciously chosen to not support management's recommendation against a shareholder-sponsored item. Despite this, Oracle ignores voter intent and unilaterally counts all abstentions to side with management.

[3] Further, we observe that Oracle embraces the SEC Standard (that this proposal requests) for director elections. In these cases, the Company excludes abstentions, stating they "are not counted for purposes of the election of directors"—which boosts the vote-count for management-nominated directors.

However, when it comes to shareholder-sponsored proposals, Oracle does not follow the SEC Standard. Instead, it does the opposite: the Company switches to a different formula that includes abstentions. This depresses (and therefore harms) the vote-count for every shareholder-sponsored proposal, regardless of topic.

IN CLOSING:

These practices fail to respect voter intent, are arbitrary, and run counter to core principles of democracy.

We believe a system that is internally inconsistent—like Oracle's—harms shareholder bestinterest, is confusing, and unfairly empowers management at the expense of stockholders.

Oracle tacitly acknowledges the inequity of these practices when it applies the SEC Standard to board elections, while applying a different formula that artificially lowers the vote to shareholdersponsored proposals.

This Proposal calls for the democratic, fair, and consistent use—across-the-board—of the SEC Standard, while allowing flexibility for different thresholds where required.

Therefore, please vote FOR this common-sense governance Proposal that ensures fair vote—counting at Oracle."

**STATEMENT IN OPPOSITION TO
PROPOSAL NO. 7**

We believe that adherence to sound corporate governance policies and practices is important, and we are committed to ensuring that we are governed and managed with high standards of responsibility, ethics and integrity that are in the best interests of Oracle and our stockholders. We believe that approval of this stockholder proposal would not further compliance with our high standards, would be inconsistent with the default Delaware law standard followed by a majority of Delaware corporations and would not enhance stockholder value or serve the best interests of our stockholders. Furthermore, contrary to the proponent's contentions, our existing voting standard does not favor management-sponsored proposals over stockholder-sponsored proposals, does not prevent passage of stockholder proposals and does not circumvent SEC standards.

As a Delaware corporation, the Delaware General Corporation Law (the "DGCL") governs the voting standards for action by our stockholders, and our existing voting standards are fully compliant with the DGCL. Our Amended and Restated Bylaws provide that other than director elections, "All other elections and questions, unless otherwise provided by law or [our] Bylaws, shall be decided by the vote of the holders of a majority of the shares of stock entitled to vote thereon present in person or by proxy at the meeting". This standard is the same as the default standard set forth in Section 216(2) of the DGCL. In addition, we believe that a majority of Delaware corporations adhere to the same default voting standard.

Contrary to the proponent's contentions, our voting standard does not favor management-sponsored proposals over stockholder-sponsored proposals. In fact, our voting standard applies identically and equally to both management-sponsored proposals and stockholder-sponsored proposals. Regardless of whether a proposal is championed by management or a stockholder, it will only pass if it is approved by a majority of shares present and entitled to vote. Under Delaware law, abstentions are considered "entitled to vote." Accordingly, in the vote tabulation for matters requiring the affirmative vote of the majority of shares present and entitled to vote, abstentions are not included in the numerator (because they are not affirmative votes), but are included in the denominator as shares entitled to vote. Therefore, abstentions have the same practical effect as a vote against management or stockholder proposals.

We believe that since stockholders are made aware of the treatment and effect of abstentions, counting abstention votes effectively honors the intent of our stockholders. Stockholders typically have three voting choices for a particular proposal: for, against and abstain. In the proxy statement for our annual meeting, we disclose the vote required to approve each proposal. We also describe how abstentions will be counted in the vote tabulation and the effect of abstentions on the outcome of a matter, on a proposal-by-proposal basis. Our stockholders are, therefore, informed that if they vote "abstain" on a proposal other than the election of directors, their vote will have the same practical effect as a vote "against" the proposal. If a stockholder elects to abstain on a matter, we believe that the stockholder recognizes the impact of the vote and expects it to be included in the vote count.

While it is more difficult for proposals to pass under our voting framework, we believe that lowering the approval standard for proposals would be poor corporate governance. Except with respect to the election of directors and matters that require, statutorily or otherwise, a different vote, we believe that a proposal—whether management-sponsored or stockholder-sponsored—should receive more "for" votes than the sum of "against" and "abstain" votes in order to constitute approval by our stockholders. We believe the proponent of an item of business, be it management or a stockholder, bears the burden of persuading a majority of stockholders to affirmatively vote in favor of the item. An abstention vote represents, in our view, a failure to so persuade. We do not believe that it would be in our stockholders' best interest or effective corporate governance to disregard these views.

Moreover, our voting standard does not circumvent SEC standards. The SEC voting standard that the stockholder proponent references is a specific SEC vote-counting rule for determining whether a stockholder may resubmit a proposal for inclusion in a company's proxy statement. It may be that in this limited context the SEC wished to set a lower bar to enable stockholders to more easily resubmit proposals, recognizing that it may take a few years for stockholders to learn about the issues underlying a stockholder proposal. This desire to empower stockholders is not inconsistent with establishing a higher threshold that counts abstentions for determining when stockholders have affirmatively expressed approvals for proposals. Likewise, in other contexts, the SEC promotes voting standards similar to ours. For instance, the SEC expressly requires a form of proxy to include an abstention option with respect to the advisory vote on the frequency of advisory vote on executive compensation. We believe that it would not be sensible corporate governance or serve the best interests of our stockholders to take one voting standard that an organization applies to a specific context and adopt that standard universally.

In sum, we believe that our current vote tabulation methodology of including abstentions on matters other than the election of directors best reflects and honors the intent of our stockholders who choose to abstain on a proposal. This standard applies identically to both management-sponsored and stockholder-sponsored proposals and ensures that a matter has the requisite affirmative support for approval by our stockholders. Our Board is committed to strong corporate governance and we have already established highly effective corporate governance structures and processes. While we will continue to consider whether changes to our bylaws are appropriate and in the best interest of our company and our stockholders, we do not believe that the proposal at issue will enhance our corporate governance in any meaningful way.

For the reasons set forth above, the Board of Directors unanimously recommends a vote AGAINST adoption of Proposal No. 7.

Required Vote

The adoption of the Vote Tabulation Proposal requires the affirmative vote of the holders of a majority of shares of common stock present or represented and entitled to vote on the matter at our Annual Meeting.

The Board of Directors unanimously recommends a vote AGAINST adoption of Proposal No. 7.

EXHIBIT E

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d)
of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 18, 2015

Oracle Corporation
(Exact name of registrant as specified in its charter)

Delaware	001-35992	54-2185193
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

500 Oracle Parkway, Redwood City, California 94065
(Address of principal executive offices) (Zip Code)

(650) 506-7000
(Registrant's telephone number, including area code)

N/A
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.07 Submission of Matters to a Vote of Security Holders

On November 18, 2015, Oracle Corporation ("Oracle") held its 2015 Annual Meeting of Stockholders (the "Annual Meeting"). Below is a brief description of each matter submitted to a vote at the Annual Meeting, as well as the number of votes cast for and against and the number of abstentions and broker non-votes with respect to each matter. For more information about these proposals, please refer to Oracle's definitive proxy statement filed with the U.S. Securities and Exchange Commission on September 25, 2015.

Proposal No. 1: Election of Directors

The stockholders elected each of the following persons as a director to hold office until the 2016 Annual Meeting of Stockholders and until his or her successor is elected and qualified, or until his or her earlier resignation or removal.

Director Nominee	Votes For	Votes Withheld	Broker Non-Votes
Jeffrey S. Berg	2,689,085,269	836,525,368	376,389,522
H. Raymond Bingham	2,436,958,151	1,088,652,486	376,389,522
Michael J. Boskin	2,438,253,085	1,087,357,552	376,389,522
Safra A. Catz	2,852,121,958	673,488,679	376,389,522
Bruce R. Chizen	2,449,131,780	1,076,478,857	376,389,522
George H. Conrades	2,464,612,144	1,060,998,493	376,389,522
Lawrence J. Ellison	2,811,306,416	714,304,221	376,389,522
Hector Garcia-Molina	2,801,980,590	723,630,047	376,389,522
Jeffrey O. Henley	2,815,575,125	710,035,512	376,389,522
Mark V. Hurd	2,851,281,306	674,329,331	376,389,522
Leon E. Panetta	3,468,219,651	57,390,986	376,389,522
Naomi O. Seligman	2,455,133,204	1,070,477,433	376,389,522

Proposal No. 2: Re-approval of the Oracle Corporation Executive Bonus Plan

The stockholders re-approved the Oracle Corporation Executive Bonus Plan, with 3,290,469,345 shares in favor, 229,278,122 shares against, 5,863,170 shares abstaining and 376,389,522 broker non-votes.

Proposal No. 3: Advisory Vote to Approve Executive Compensation

The stockholders cast an advisory vote to approve executive compensation as follows: 1,695,437,965 shares in favor, 1,811,050,877 shares against, 19,121,795 shares abstaining and 376,389,522 broker non-votes.

Proposal No. 4: Ratification of Selection of Independent Registered Public Accounting Firm

The stockholders ratified the appointment of Ernst & Young LLP as Oracle's independent registered public accounting firm for the fiscal year ending May 31, 2016, with 3,866,819,604 shares voting in favor, 27,914,476 shares against and 7,266,079 shares abstaining.

Proposal No. 5: Stockholder Proposal Regarding Renewable Energy Targets

The stockholders defeated a stockholder proposal requesting that Oracle set company-wide quantitative targets by March 2016 to increase renewable energy sourcing and/or production, with 140,358,755 shares in favor, 2,974,977,716 shares against, 410,274,166 shares abstaining and 376,389,522 broker non-votes.

Proposal No. 6: Stockholder Proposal Regarding Proxy Access

The stockholders approved a stockholder proposal requesting that Oracle's Board of Directors (the "Board") adopt, and present for stockholder approval, a "proxy access" bylaw, with 1,929,004,084 shares in favor, 1,576,837,057 shares against, 19,769,496 shares abstaining and 376,389,522 broker non-votes.

Proposal No. 7: Stockholder Proposal Regarding Quantifiable Performance Metrics

The stockholder proposal regarding quantifiable performance metrics was withdrawn by the stockholder proponents prior to the Annual Meeting and therefore was not voted upon at the Annual Meeting.

Proposal No. 8: Stockholder Proposal Regarding Amendment of Governance Guidelines

The stockholders defeated a stockholder proposal requesting that the Board amend Oracle's Corporate Governance Guidelines to strike certain sentences and add a new section on stockholder engagement, with 1,231,682,428 shares in favor, 2,281,224,444 shares against, 12,703,765 shares abstaining and 376,389,522 broker non-votes.

Proposal No. 9: Stockholder Proposal Regarding Vote Tabulation

The stockholders defeated a stockholder proposal requesting that the Board amend Oracle's governing documents to provide that all matters presented to stockholders, other than the election of directors, be decided by a simple majority of the shares voted FOR and AGAINST an item, with 339,035,511 shares in favor, 3,172,001,021 shares against, 14,574,105 shares abstaining and 376,389,522 broker non-votes.

Proposal No. 10: Stockholder Proposal Regarding Lobbying Report

The stockholders defeated a stockholder proposal requesting that the Board authorize the preparation of a lobbying report, to be updated annually, with 942,884,719 shares in favor, 2,206,514,531 shares against, 376,211,387 shares abstaining and 376,389,522 broker non-votes.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ORACLE CORPORATION

Dated: November 20, 2015

By: /s/ Dorian Daley

Name: Dorian Daley

Title: Executive Vice President, General Counsel and Secretary